SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2019

Commission File Number: 333-225519-01

HYDRO ONE LIMITED

(Translation of Registrant’s name into English)

483 Bay Street, South, 8th Floor, Toronto Ontario M5G 2P5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE LIMITED

/s/ James Scarlett
Name:	James Scarlett

Title:	Chief Legal Officer

Date:	January 23, 2019

EXHIBIT INDEX

99.1	Hydro One Limited material change report dated January 23, 2019.

99.2	Hydro One Limited news release dated January 23, 2019.

99.3	Hydro One Limited news release dated January 23, 2019.

99.4	Termination agreement dated January 23, 2019.

99.5	Instalment receipt notice dated January 23, 2019.

99.6	Mandatory redemption event notice dated January 23, 2019.